April 1, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Ms. Pearlyne Paulemon
Ms. Pam Howell

Re:	AC Partners, Inc. Additional Information
Amendment No. 3 Filed March 19, 2024
File No. 024-12395

Dear Ms. Paulemon and Ms. Howell:

AC Partners, Inc. (AC Partners) is submitting this correspondence in order to provide additional information. Attached is a copy of the State of Georgia Blue Sky Law Securities filing and the Attorney Opinion Letter concerning the Offering.

In addition the Company had typographical errors referencing the State of Nevada which is the state of incorporation and the State of Florida which is the state of operation. These errors were identified and corrected.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer
Donald R. Keer, Esq.

3663 Greenwood Circle, Chalfont, Pennsylvania 18914

215-962-9378